Exhibit 99.2

GREAT PANTHER SILVER LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017

TABLE OF CONTENTS

PROFILE AND STRATEGY	3
OVERALL PERFORMANCE - OPERATIONAL AND FINANCIAL HIGHLIGHTS	4
SIGNIFICANT EVENTS	6
MINING OPERATIONS	7
SUMMARY OF SELECTED QUARTERLY INFORMATION	18
RESULTS OF OPERATIONS	20
OUTLOOK	27
LIQUIDITY AND CAPITAL RESOURCES	28
TRANSACTIONS WITH RELATED PARTIES	30
CRITICAL ACCOUNTING ESTIMATES	30
CHANGES IN ACCOUNTING POLICIES	31
FINANCIAL INSTRUMENTS	31
SECURITIES OUTSTANDING	31
NON-IFRS MEASURES	31
INTERNAL CONTROLS OVER FINANCIAL REPORTING	40
DISCLOSURE CONTROLS AND PROCEDURES	40
CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS	41
CAUTIONARY NOTE TO U.S. INVESTORS	43

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 2

 This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of Great Panther Silver Limited (“Great Panther” or the “Company”) for the three and nine-month periods ended September 30, 2017 and the notes related thereto, which are prepared in accordance with IAS 34 Interim Financial Reporting of International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), as well as the annual audited consolidated financial statements for the year ended December 31, 2016, which are in accordance with IFRS, the related annual MD&A, and the annual Form 40-F/Annual Information Form (“AIF”) on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities.

All information in this MD&A is current as at October 30, 2017, unless otherwise indicated. All dollar amounts are expressed in US dollars (“USD”), unless otherwise noted.

This MD&A contains forward-looking statements and should be read in conjunction with the Cautionary Statement on Forward-Looking Statements section at the end of this MD&A.

This MD&A contains references to non-IFRS measures. Any references to “cash cost” in this MD&A mean cash cost per payable silver ounce, net of by-product revenue (“cash cost”). This MD&A also makes reference to cash cost per silver equivalent ounce (“cash cost per Ag eq oz”), EBITDA, adjusted EBITDA, mine operating earnings before non-cash items, all-in sustaining cost per payable silver ounce (“AISC”) and all-in sustaining cost per silver equivalent ounce (“AISC per Ag eq oz”). Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliations to the Company’s reported financial results.

Some tables contained in this MD&A may not sum exactly, due to rounding.

PROFILE AND STRATEGY

Great Panther Silver Limited is a primary silver mining and precious metals producer and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American LLC trading under the symbol GPL. The Company’s wholly-owned mining operations in Mexico are the Topia Mine (or “Topia”), and the Guanajuato Mine Complex (the “GMC”) which comprises the Company’s Guanajuato Mine, the San Ignacio Mine (or “San Ignacio”), and the Cata processing plant. The GMC produces silver and gold concentrate and is located in central Mexico, approximately 380 kilometres north-west of Mexico City, and approximately 30 kilometres from the Guanajuato International Airport. The Topia Mine is located in the Sierra Madre Mountains in the state of Durango in northwestern Mexico and produces concentrates containing silver, gold, lead and zinc and earns revenue from custom milling of third-party ore at its processing facility.

On June 30, 2017, Great Panther completed the acquisition of the Coricancha Mine Complex (the “CMC”) in Peru. The CMC is a gold-silver-copper-lead-zinc mine located in the central Andes of Peru, approximately 90 kilometres east of Lima, and has been on care and maintenance since August 2013. The CMC has a 600 tonnes per day processing facility along with supporting mining infrastructure. The Company is conducting evaluations of the mine and processing infrastructure, updating the mineral resource estimate, conducting environmental studies, and undertaking remediation activities for which the Company will be reimbursed under the agreement to purchase the mine. Depending on the outcome of the Company's evaluations, capital investments in support of a restart of mine development could commence in 2018. Additional detail on the acquisition of the CMC is provided in the Company’s material change report filed on SEDAR on July 10, 2017.

The Company’s exploration properties also include the El Horcón, Santa Rosa and Plomo projects in Mexico; and the Argosy project in Canada. The El Horcón project is located 100 kilometres by road northwest of Guanajuato, Santa Rosa is located approximately 15 kilometres northeast of Guanajuato, and the Plomo property is located in Sonora, Mexico. The Argosy property is located in the Red Lake Mining District in northwestern Ontario, Canada.

The Company continues to evaluate additional mining opportunities in the Americas. Additional information on the Company, including its AIF, can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml or on the Company’s website at www.greatpanther.com.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 3

OVERALL PERFORMANCE - OPERATIONAL AND FINANCIAL HIGHLIGHTS

	Q3 2017	Q3 2016	Change	Nine months ended September 30, 2017	Nine months ended September 30, 2016	Change
OPERATING RESULTS
Tonnes milled (excluding custom milling)	94,080	95,282	-1%	275,313	283,870	-3%
Ag eq oz produced[1]	1,080,483	953,632	13%	2,912,959	3,001,188	-3%
Silver production - ounces	532,803	510,491	4%	1,468,467	1,586,689	-7%
Gold production - ounces	5,848	5,432	8%	16,570	17,032	-3%
Payable silver ounces	552,218	442,277	25%	1,421,624	1,521,824	-7%
Ag eq oz sold	1,082,451	864,605	25%	2,755,492	2,859,384	-4%
Cost per tonne milled[2]	$116	$86	35%	$103	$89	16%
Cash cost[2]	$5.82	$3.30	76%	$5.21	$2.96	76%
Cash cost per Ag eq oz2	$12.37	$10.99	13%	$11.71	$10.31	14%
AISC[2]	$13.75	$11.97	15%	$15.60	$9.23	69%
AISC per Ag eq oz2	$16.42	$15.43	6%	$17.06	$13.65	25%

(in 000’s, unless otherwise noted)	Q3 2017	Q3 2016	Change	Nine months ended September 30, 2017	Nine months ended September 30, 2016	Change
FINANCIAL RESULTS
Revenue	$18,260	$15,631	17%	$46,362	$49,366	-6%
Mine operating earnings before non-cash items[2]	$6,168	$7,231	-15%	$17,032	$23,251	-27%
Mine operating earnings	$4,806	$6,072	-21%	$13,934	$19,611	-29%
Net income (loss)	$(666)	$2,130	-131%	$3,208	$(2,620)	222%
Adjusted EBITDA[2]	$1,482	$4,738	-69%	$5,105	$15,143	-66%
Operating cash flows before changes in non-cash net working capital	$2,425	$4,243	-43%	$5,751	$14,857	-61%
Cash and short-term deposits at end of period	$55,489	$52,920	5%	$55,489	$52,920	5%
Net working capital at end of period	$63,627	$68,229	-7%	$63,627	$68,229	-7%
Average realized silver price per oz [3]	$16.99	$19.65	-14%	$17.19	$17.84	-4%
Average realized gold price per oz [3]	$1,317	$1,326	-1%	$1,290	$1,322	-2%
Earnings (loss) per share - basic and diluted	$(0.00)	$0.01		$0.02	$(0.02)

[1]	Silver equivalent ounces are referred to throughout this document. For 2017, Ag eq oz are calculated using a 70:1 Ag:Au ratio and ratios of 1:0.0559 and 1:0.0676 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. Comparatively, in 2016, Ag eq oz are calculated using a 70:1 Ag:Au ratio and ratios of 1:0.0504 and 1:0.0504 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations.
[2]	The Company has included the non-IFRS performance measures cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC, AISC per Ag eq oz, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

3 Average realized silver and gold prices are prior to smelting and refining charges.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 4

Highlights of the third quarter 2017 compared to the third quarter 2016, unless otherwise noted:

•	Metal production increased 13% to 1,080,483 Ag eq oz;
•	Silver production increased 4% to 532,803 silver ounces;
•	Gold production increased 8% to 5,848 gold ounces;
•	Cash cost increased to $5.82 from $3.30;
•	Cash cost per Ag eq oz increased 13% to $12.37;
•	AISC increased 15% to $13.75;
•	Revenues increased 17% to $18.3 million;
•	Mine operating earnings before non-cash items were $6.2 million, a decrease of 15%;
•	Adjusted EBITDA was $1.5 million compared to $4.7 million;
•	Net loss totaled $0.7 million, compared to a net income of $2.1 million;
•	Cash flows from operating activities, before changes in non-cash net working capital was $2.4 million, compared to $4.2 million;
•	Cash and short-term deposits decreased to $55.5 million at September 30, 2017 from $56.7 million at December 31, 2016; and
•	Net working capital decreased to $63.6 million at September 30, 2017 from $66.6 million at December 31, 2016.

Highlights compared to second quarter 2017, unless otherwise noted:

•	Metal production decreased 2% to 1,080,483 Ag eq oz;
•	Silver production decreased 6% to 532,803 silver ounces;
•	Gold production increased 6% to 5,848 ounces;
•	Cash cost increased 3% to $5.82;
•	Cash cost per Ag eq oz increased 8% to $12.37;
•	AISC decreased 8% to $13.75;
•	Revenues increased 16% to $18.3 million;
•	Mine operating earnings before non-cash items were $6.2 million, an increase of 14%;
•	Net loss totaled $0.7 million, compared to net income of $0.8 million;
•	Adjusted EBITDA remained unchanged at $1.5 million; and,
•	Cash flows from operating activities, before changes in non-cash net working capital was $2.4 million, compared to $2.4 million.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 5

SIGNIFICANT EVENTS

On June 30, 2017, the Company completed the previously announced acquisition of the CMC from subsidiaries of Nyrstar N.V. (“Nyrstar”).

On July 27, 2017, the Company announced that it had resubmitted the permit application for the Phase II tailings storage facility ("TSF") at Topia. Refer to the section entitled “Topia Development and Phase II TSF Permitting Status” for further information.

On August 14, 2017, the Company announced the results of the exploration drilling program conducted on the CMC in which three main veins were targeted – Wellington, Constancia and Colquipallana – and one new exploration target, the Animas vein. Highlights included Wellington hole Cori-15-003, which intersected 10.46g/t Au, 388g/t Ag, 1.64% Cu, 0.53% Pb and 2.86% Zn over a true width of 0.53 metres, and Constancia hole Cori-15-13 that intersected 22.64g/t Au, 83g/t Ag, 0.19% Cu, 1.12% Pb and 2.30% Zn over a true width of 0.41 metres.

James Bannantine was appointed President and Chief Executive Officer effective August 16, 2017, succeeding Robert Archer. Mr. Archer will remain on the Board of Directors.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 6

MINING OPERATIONS

Consolidated operations

	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015
Tonnes mined[1]	87,974	92,578	92,058	98,867	94,310	100,219	84,725	94,804
Tonnes milled	94,080	98,576	82,656	92,869	95,282	99,905	88,683	94,874
Custom milling (tonnes)	–	–	–	1,202	1,197	1,199	1,527	1,583
Total tonnes milled	94,080	98,576	82,656	94,071	96,479	101,104	90,210	96,457
Production
Silver (ounces)	532,803	569,229	366,435	460,571	510,491	536,726	539,472	553,189
Gold (ounces)	5,848	5,543	5,178	5,206	5,423	6,010	5,599	5,637
Lead (tonnes)	442	405	3	213	248	290	282	278
Zinc (tonnes)	562	638	6	315	324	433	424	425
Ag eq oz	1,080,483	1,102,290	730,186	883,772	953,632	1,037,728	1,009,828	1,002,584
Sales
Payable silver ounces	552,218	524,411	344,995	488,428	442,277	601,449	478,098	502,170
Ag eq oz sold	1,082,451	992,057	680,984	883,348	864,605	1,148,467	846,313	921,710
Cost metrics
Cost per tonne milled[2]	$116	$103	$88	$86	$86	$86	$95	$97
Cash cost	$5.82	$5.67	$3.54	$5.83	$3.30	$1.72	$4.20	$8.14
Cash cost per Ag eq oz2	$12.37	$11.47	$10.99	$10.48	$10.99	$9.67	$10.49	$11.32
AISC[2]	$13.75	$14.93	$19.55	$16.44	$11.97	$7.19	$9.25	$15.10
AISC per Ag eq oz2	$16.42	$16.37	$19.10	$16.35	$15.43	$12.54	$13.35	$15.07

1 Excludes purchased ore.

2 Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 7

Tonnes milled

The Company processed 94,080 tonnes of ore during the third quarter of 2017, a 1% decrease compared to the third quarter of 2016. Compared to the second quarter of 2017, ore processed decreased by 5% primarily due to narrower veins encountered at San Ignacio mine.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 8

Metal production

Metal production increased 13% compared to the third quarter of 2016 despite the decrease in tonnes milled, as a greater proportion of the production came from the higher grade Topia Mine.

Metal production during the third quarter of 2017 was in line with metal production during the second quarter of 2017.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 9

Cash Cost and AISC

	Q3 2017	Q3 2016	Change		note	Q2 2017	Change		note
Cash cost	$5.82	$3.30	$2.52	76%	1	$5.67	$0.15	3%	2
Cash cost per Ag eq oz	$12.37	$10.99	$1.38	13%	3	$11.47	$0.90	8%	4
AISC	$13.75	$11.97	$1.78	15%	5	$14.93	$(1.18)	-8%	6
AISC per Ag eq oz	$16.42	$15.43	$0.99	6%	7	$16.37	$0.05	–

1.

Predominantly the result of higher Mexican peso (“MXN”) unit production costs, in part due to the higher-cost Topia mine accounting for a higher proportion of production. The increase in cash cost was also a function of lower grades at the GMC, and the strengthening of the MXN compared to the USD which had the effect of increasing cash operating costs in USD terms (production costs are predominantly denominated in MXN). These factors were partly offset by higher base metal by-product credits.

2.	Due to higher MXN unit production costs. In addition, the strengthening of the MXN compared to the USD had the effect of increasing cash operating costs in USD terms. These factors were offset in part by the impact of higher by-product credits due to higher average realized gold, lead, and zinc prices.
3.	Predominantly the result of higher MXN unit production costs and the strengthening of the MXN compared to the USD. These factors were partly offset by an increase in sales volumes which had the effect of decreasing fixed production cost on a per-unit basis.
4.	Due to higher MXN unit production costs, and a stronger peso compared to the USD. These factors were offset partly by a 9% increase in sales volumes which had the effect of decreasing cost on a per Ag eq oz basis.
5.	Primarily due to the increase in cash cost described above, as well as an increase in general and administrative (“G&A”) expenses. These factors were partly offset by the impact of lower capital expenditures and exploration, evaluation and development (“EE&D”) costs at the operating mines. A significant portion of the higher G&A costs is a non-recurring charge (refer to Results of Operations Section for further discussion).

6.	Primarily due to considerably lower EE&D during the third quarter of 2017 as well as higher payable silver ounces which had the impact of decreasing costs on a per-unit basis. These factors were partly offset by the increase in cash cost described above and an increase in G&A expenses as described in the previous paragraph.
7.	Mainly attributable to the 13% increase in cash cost per Ag eq oz and increase in G&A expenses as described above. These factors were partly offset by the impact of lower capital expenditures as well as the higher number of payable silver ounces which had the effect of decreasing sustaining capital expenditures on a per-unit basis.

Cash cost and the associated by-product credits are computed based on sales during the period as opposed to a production basis. As such, the amount of the by-product credit may not directly correlate to the production reported for the period. Similarly, the cost per tonne milled during the period may not directly correlate to the cash cost and cash cost per Ag eq oz reported for the same period due to differences between production and sales volumes. Furthermore, the determination of cash cost per Ag eq oz differs from the determination of cash cost. Refer to Non-IFRS Measures for a detailed reconciliation of cash cost and of cash cost per Ag eq oz.

The Company is maintaining its current cash cost and AISC guidance for the year. Refer to the "Outlook" section for more information.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 10

Guanajuato Mine Complex

	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015
Tonnes milled	76,076	80,535	82,456	81,518	81,602	84,134	73,649	79,651
Production
Silver (ounces)	341,636	348,130	364,995	347,415	383,598	366,943	375,273	394,655
Gold (ounces)	5,471	5,247	5,177	5,071	5,306	5,817	5,433	5,496
Silver equivalent ounces	724,630	715,423	727,372	702,351	755,008	774,160	755,555	751,927
Sales
Payable silver ounces	369,663	349,836	344,128	359,947	335,817	450,167	331,764	349,661
Ag eq oz sold	769,485	710,795	680,560	684,864	708,366	927,800	633,537	695,071
Average ore grades
Silver (g/t)	155	150	155	149	164	159	179	175
Gold (g/t)	2.54	2.32	2.30	2.25	2.36	2.52	2.58	2.39
Metal recoveries
Silver	89.8%	89.5%	88.8%	88.7%	88.9%	85.3%	88.5%	87.9%
Gold	88.1%	87.2%	85.0%	85.9%	85.8%	85.2%	89.0%	89.7%

Metal production

The GMC processed 76,076 tonnes during the third quarter of 2017, 7% less than during the third quarter of 2016 and 6% less than the prior quarter. The lower throughput relative to the third quarter of 2016 is attributed to narrower veins at the San Ignacio mine.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 11

Metal production (in Ag eq oz terms) at the GMC decreased 4% compared to the third quarter of 2016. The decrease reflects the impact of lower throughput, and lower silver grades. These factors were partly offset by higher gold grades and recoveries.

Metal production from the GMC increased 1% relative to the second quarter of 2017 due to higher gold and silver grades which were partly offset by lower throughput.

Cash cost

	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015
Cost metrics
Cost per tonne milled[6]	$96	$91	$83	$77	$76	$76	$83	$89
Cash cost[1]	$3.75	$5.44	$2.48	$4.27	$0.15	$(1.19)	$0.61	$6.54
Cash cost per Ag eq oz1	$11.58	$11.78	$10.41	$9.51	$10.05	$8.97	$9.56	$10.86

Cash cost for the GMC was $3.75 in the third quarter of 2017, compared to $0.15 during the third quarter of 2016. The increase was primarily a result of higher MXN unit production costs ($4.03/oz effect) combined with the strengthening of the MXN against the USD which had the effect of increasing production costs in USD terms ($1.11/oz effect). These factors were partly offset by an increase in gold by-product credits ($1.24/oz effect) and lower smelting and refining charges.

Cash cost decreased by $1.69 from the second quarter of 2017, due primarily to the impact of gold by-product credits ($2.86/oz effect). This was partly offset by an increase in MXN production unit costs ($0.41/oz effect) and a stronger peso compared to the US dollar ($0.91/oz effect).

Cash cost per Ag eq oz increased 15% relative to the third quarter of 2016. The primary factors were the increase in MXN unit production costs ($1.93/oz effect) and the strengthening of the MXN compared to the USD ($0.53/oz effect). These factors were partly offset by an increase in sales volumes ($0.80/oz effect).

AISC

	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015
AISC[1]	$7.90	$10.89	$7.59	$10.88	$5.58	$2.22	$2.72	$10.53
AISC per Ag eq oz1	$13.57	$14.46	$13.00	$12.98	$12.62	$10.62	$10.66	$12.81

AISC for the third quarter of 2017 increased by 42% from $5.58 to $7.90, when compared to the third quarter of 2016, primarily due to the increase in cash cost ($3.60/oz effect) as described above. These factors were partly offset by lower sales volumes ($0.50/oz effect) and lower capital expenditures ($0.85/oz effect).

AISC decreased 27% compared to the second quarter of 2017 primarily due to by-product credits ($2.86/oz effect).

Similarly, the increase in cash cost per Ag eq oz was the primary factor resulting in the 8% increase in AISC per Ag eq oz for the third quarter of 2017 compared to the third quarter of 2016.

GMC Development

A total of 2,908 metres of development were completed at the GMC during the third quarter of 2017, compared to 2,828 metres of development in the third quarter of 2016. The majority of mine development during the quarter was focused on the San Ignacio Mine.

1 Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 12

The Company’s drilling program at the GMC during the third quarter of 2017 included 2,865 metres of underground drilling focused on Valenciana and Cata, with the objective of improving the resource definition in these areas. In addition, surface and underground drilling undertaken at San Ignacio comprised 375 metres and 698 metres, respectively. Surface drilling undertaken comprised 2,279 metres focussed on the La Purisima zone at San Ignacio. Following encouraging indications from the drilling program at San Ignacio, exploration development and drilling along strike of the current workings were fast-tracked with the objective of better defining the newly-identified mineralization.

In a February 2016 meeting, the Mexican national water authority, CONAGUA, required that the Company make formal applications for permits associated with the occupation and construction of the TSF at the GMC. Following the meeting, the Company filed its applications and CONAGUA carried out an inspection of the TSF and requested further technical information which the Company has submitted with supplemental information being prepared for submittal in the first quarter of 2018. The Company believes its current tailings footprint can be maintained and can support operations at the GMC until at least 2020. The Company also believes, based on its meetings and other communication with CONAGUA, that it will be able to obtain all the above noted permits as required, with no suspension of the GMC operations. While the Company is confident that it will obtain the tailings permits, the Company cannot provide complete assurance that it will complete the review process with CONAGUA without any actions that may suspend its operations. The Company cannot assure that the tailings permits will be obtained or renewed on reasonable terms, or at all. Delays or a failure to obtain such required permits, or the issuance of permits on unfavourable terms or the expiry, revocation or failure by the Company to comply with the terms of any such permits, if obtained, could limit the ability of the Company to expand the tailings facility and could adversely affect the Company’s ability to continue operating at the GMC. In either case, the Company’s results of operations could be adversely affected.

Since the February 2016 meeting with CONAGUA, the Company has also discovered through its own undertaking that some additional CONAGUA permits may be needed in connection with water discharge and water use at the GMC TSF and at San Ignacio. The Company is assessing technical options and whether it requires an additional water use permit. The Company believes that it will be able to address or mitigate the need for any necessary water discharge and use permits without any impact to its operations, but the Company cannot provide complete assurance that there is no risk in this regard.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 13

Topia Mine

	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015
Tonnes milled	18,004	18,041	200	11,351	13,680	15,771	15,034	15,223
Custom milling (tonnes)	–	–	–	1,202	1,197	1,199	1,527	1,583
Total tonnes milled	18,004	18,041	200	12,553	14,877	16,970	16,561	16,806
Production
Silver (ounces)	191,167	221,099	1,440	113,156	126,892	169,783	164,199	158,534
Gold (ounces)	377	296	1	136	117	192	167	140
Lead (tonnes)	442	405	3	213	248	290	282	278
Zinc (tonnes)	562	638	6	315	324	433	424	425
Ag eq oz	355,853	386,867	2,814	181,421	198,624	263,568	254,273	250,657
Sales
Payable silver ounces	182,555	174,575	867	128,481	106,460	151,282	146,334	152,509
Ag eq oz sold	312,966	281,263	424	198,484	156,239	220,667	212,776	226,639
Average ore grade
Silver (g/t)	362	414	255	349	322	367	373	357
Gold (g/t)	0.97	0.74	0.28	0.63	0.49	0.59	0.55	0.48
Lead (%)	2.63	2.45	1.60	2.03	1.92	1.93	1.97	1.94
Zinc (%)	3.33	3.73	3.40	2.97	2.46	2.87	2.96	2.92
Metal recoveries
Silver	91.1%	92.0%	87.6%	88.8%	89.7%	91.3%	91.0%	90.7%
Gold	67.1%	68.6%	65.7%	59.4%	54.3%	64.0%	62.9%	60.4%
Lead	93.5%	91.8%	88.7%	92.5%	94.6%	95.2%	95.0%	94.4%
Zinc	93.8%	94.9%	92.7%	93.4%	96.0%	95.7%	95.1%	95.6%

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 14

Metal Production

Mill throughput for Topia (excluding tonnes milled for third parties) increased by 32% compared to the third quarter of 2016 as milling operations for the third quarter of 2016 were negatively impacted by two temporary plant shutdowns. In addition, Topia has been processing ore stockpiles from the first quarter of 2017 and fourth quarter of 2016 when the Company suspended processing to complete plant upgrades, but continued mining operations to build stockpiles.

Metal production in the third quarter of 2017 was 355,853 Ag eq oz, an increase of 79% compared to the third quarter of 2016. The increase is primarily attributed to the higher mill throughput and improvement in average ore grades of feed material. The improvement in ore grades was due to a greater focus on selective mining, dilution control and ore sorting.

Compared to the prior quarter, metal production decreased by 8% primarily due to lower silver and zinc grades.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 15

Cash cost and AISC

	Q3 2017	Q2 2017		Q1 2017	Q4 2016	Q3 2016		Q2 2016	Q1 2016	Q4 2015
			note				note
Cost per tonne milled[1]	$199	$157		nm2	$146	$144		$136	$148	$135
Cash cost[1]	$10.01	$6.15	1	nm2	$10.19	$13.25	2	$10.35	$12.32	$11.82
Cash cost per Ag eq oz1	$14.31	$10.70	3	nm2	$13.83	$15.27	4	$12.59	$13.27	$12.73
AISC[1]	$10.71	$10.78		nm2	$18.56	$19.52	5	$11.49	$13.34	$12.67
AISC per Ag eq oz1	$14.72	$13.58	6	nm2	$19.25	$19.54	7	$13.38	$13.97	$13.31

Factors driving increased operating costs at Topia in the third quarter of 2017 include a reduction of stockpile inventory charged to cost of sales of $0.3 million. Cost of sales also included $0.3 million in land use payments and $0.1 million in new press filter process costs.

1.	The increase was due to an increase in MXN production unit costs, higher smelting and refining charges, and the strengthening of the MXN compared to the USD. These factors were partly offset by higher by-product credits, due to higher volumes and prices of gold, lead and zinc produced and sold.
2.	The decrease was primarily the result of higher by-product credits, due to higher volumes of gold, lead and zinc produced and sold as well as due to higher realized metal prices for these by-products. Increased sales volumes also contributed to the decrease in the cash cost per silver payable ounce. These factors were partly offset by the higher MXN production unit costs.
3.	The increase was due primarily to an increase in MXN production unit costs and a strengthening of the MXN compared to the USD. These factors were partly offset by an increase in Ag eq sales volumes.
4.	The primary factor in the decrease of cash cost per Ag eq oz was the increase in sales volumes which had resulted primarily from increased throughput and improved metal grades. These factors were partly offset by higher MXN production unit costs.
5.	The decrease was primarily due to the decrease in cash cost and lower sustaining EE&D expenses and capital expenditures. The sustaining capital expenditures in the third quarter of last year related to work associated with the Phase I Topia tailings facility.
6.	The increase was primarily due to the 34% increase in cash cost per Ag eq oz which was partly offset by lower sustaining EE&D expenses and lower sustaining capital expenditures.
7.	The decrease in cash cost per Ag eq oz, lower sustaining EE&D expenses and lower sustaining capital expenditures were the primary factors in the increase in AISC per Ag eq oz.

Topia Development and Phase II TSF Permitting Status

For the three months ended September 30, 2017, underground development totaled 1,265 metres, compared to 1,542 metres in the third quarter of 2016 and 1,089 metres in the second quarter of 2017. The majority of the development was carried out at the Argentina, 15-22, San Miguel and Recompensa mines.

1 Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS.

2 Milling operations at Topia were suspended for the duration of the first quarter of 2017. Tonnes milled and metal produced were incidental and related to the testing of plant upgrades. As a result, the Company considers its usual non-IFRS disclosures for the Topia Mine, such as cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC and ASIC per Ag eq oz, to be not meaningful (“nm”).

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 16

Earlier in the year, the Company completed an outstanding condition required by the Mexican Environmental Authority ("SEMARNAT") for the Change in Use of Soils permit associated with the Topia Phase II tailings storage facility ("TSF") and during the third quarter it announced that it had resubmitted its application for this permit. Since the filing, there had been a lapse in a deadline for one aspect of the application: the environmental assessment study ("IP"), which has been resubmitted with the inclusion of expanded technical information. The Company expects that a response will be received by mid December 2017. All tailings are currently being deposited at the Phase I TSF and the Company believes that it will be able to obtain a permit for the Phase II TSF without interruption of operations at Topia. However, the deposition of dry tailings on the Phase I TSF cannot continue indefinitely and the Company cannot provide complete assurance that a disruption can be avoided.

The Company continues to actively monitor the remaining capacity of the Phase I TSF including undertaking geotechnical assessments by professional consultants. There remains a risk that the use of Phase I TSF has to be discontinued before a permit for the Phase II facility is obtained. In the event that there is a significant change to the Company’s production guidance expectations, the Company will provide an update to the market as soon as possible.

Reviews by the regulatory authorities dating back to 2015, coupled with the permitting work undertaken by the Company in connection with the expansion of the Topia TSF, have led to a broader review by PROFEPA (the Mexican environmental compliance authority) and the Company of all the Topia operations’ permitting status and environmental compliance, including the historical tailings dating back to the period prior to Great Panther’s ownership and clarification of land titles. Devised as a cooperative management strategy, the Topia Mine has been accepted into a voluntary environmental audit program supported by PROFEPA. The audit commenced during the second quarter of 2017 and work on any mitigation measures that may arise from the audit will extend beyond 2017. The Company anticipates that it will be able to address any potential gaps in existing compliance through a mitigation plan; however, the Company cannot provide complete assurance that these reviews will not lead to a future suspension of operations. If the environmental or technical reviews identify any non-compliance of the existing facility, there is no assurance that Mexican regulatory authorities will agree to any mitigation plan proposed by the Company.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 17

SUMMARY OF SELECTED QUARTERLY INFORMATION

The table below sets out selected quarterly financial results which have been prepared in accordance with IFRS, except for cost of sales before non-cash items, mine operating earnings before non-cash items, and adjusted EBITDA, which are non-IFRS measures. The following paragraphs describe the trends in results over the quarters presented and the factors that have contributed to these trends.

(000’s, except per-share amounts)	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015
Revenue	$18,260	$15,731	$12,371	$12,515	$15,631	$19,596	$14,139	$13,142
Production costs	12,092	10,313	6,926	8,039	8,400	9,509	8,204	9,382
Mine operating earnings before non-cash items[1]	6,168	5,418	5,445	4,476	7,231	10,087	5,935	3,760
Amortization and share-based compensation	1,362	953	783	2,065	1,159	1,256	1,225	1,289
Mine operating earnings	4,806	4,465	4,662	2,411	6,072	8,831	4,710	2,471
Net income (loss) for the period	(666)	833	3,040	(1,498)	2,130	(1,332)	(3,418)	(3,725)
Basic and diluted earnings (loss) per share	(0.00)	0.00	0.02	(0.01)	0.01	(0.01)	(0.02)	(0.03)
Adjusted EBITDA[1]	1,482	1,489	2,134	1,376	4,738	7,545	2,860	(428)

Revenue varies based on the quantity of metal sold, metal prices, terms of sales agreements and, for periods prior to the third quarter of 2016, foreign exchange rates. The climate in Mexico allows mining and exploration activities to be conducted throughout the year. Consequently, revenue and cost of sales generally do not exhibit variations due to seasonality.

Revenue increased from the fourth quarter of 2015 through to the second quarter of 2016, generally due to rising metal prices. Metal prices, and silver in particular, declined through to the fourth quarter of 2016 which primarily accounted for the decline in revenue quarter over quarter. Milling operations at Topia were suspended towards the end of the fourth quarter of 2016 until April 2017 to allow for upgrades to the processing facility. This resulted in the large decline in revenue in the first quarter of 2017. Revenues subsequently increased starting in the second quarter of 2017 as operations at the Topia Mine resumed. For more details on production refer to the Mining Operations section.

The relationship between the MXN (in which the bulk of the Company’s production costs and EE&D expenses are incurred) and the USD (in which the Company’s results are reported) has a significant impact on production costs, which in turn affect cost of sales, mine operating earnings and net income (loss). Furthermore, the relationship between the Canadian dollar (“CAD”) and the USD (in which the results are reported) also has an impact on net income as the majority of the Company’s G&A expenses are denominated in CAD. The Company enters into foreign currency forward contracts from time to time in order to manage its exposure to fluctuations in these exchange rates and, consequently, foreign currency gains or losses may arise when marking these forward contracts to market at each reporting date.

Foreign exchange gains and losses also arise from the translation of foreign currency denominated transactions and balances into the functional currencies of the Company and its subsidiaries. The Company funds its Mexican subsidiaries through USD and CAD loans, and a significant portion of the Company’s working capital is denominated in USD. Prior to the third quarter of 2016, fluctuations between the USD, MXN and the CAD caused significant non-cash, unrealized foreign exchange gains and losses associated with the revaluation of foreign currency working capital and intercompany loan balances of Great Panther and its Mexican subsidiaries. These unrealized gains and losses were recognized in profit or loss.

1 The Company has included the non-IFRS performance measures, cost of sales before non-cash items, mine operating earnings before non-cash items, and Adjusted EBITDA throughout this document. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 18

In April 2016, the Company determined that the US dollar was the functional currency of the primary economic environment in which the Canadian parent company and most its subsidiaries operated. As a result of this change, the foreign exchange gains and losses reported since the third quarter of 2016 were much lower than those recognized in prior periods. Foreign exchange gains recognized during the third quarter of 2017 primarily related to the revaluation of foreign currency working capital balances, including foreign currency forward contracts.

The following graph represents fluctuations in these foreign exchange rates.

EE&D expenses may vary significantly from quarter to quarter as a function of the Company’s planned activities.

During the first and second quarters of 2015, the Company negotiated and concluded two separate transactions whereby it obtained options to acquire the Guadalupe de Los Reyes Project (the “GDLR Project”) in Sinaloa, Mexico, and the CMC. Following this, Great Panther commenced extensive exploration and evaluation work on each of these properties, and recorded the associated costs as EE&D expenses within the Company’s consolidated net income (loss). Effective the fourth quarter of 2015, the Company recorded an impairment charge of $2.3 million as it determined that the GDLR Project did not warrant further exploration and terminated its option agreement on February 24, 2016. The second quarter of 2016 reflected a $1.7 million impairment charge taken in connection with the termination of an option to purchase the CMC (the purchase of which was subsequently renegotiated and completed on June 30, 2017). As part of the Company’s ongoing evaluation of the CMC, and preparation for closing of the announced acquisition, the Company has incurred EE&D expenses of $0.8 million since June 2016. The Company also carried out a discretionary surface drill program at San Ignacio during the first nine months of 2017 and at the La Purisima zone starting in the third quarter of 2017 which had the effect of increasing EE&D expenses.

Other factors that also had a material impact on the Company’s net income (loss) over the previous eight quarters included:

•	Beginning in the fourth quarter of 2015, there was a significant decrease in amortization as the previously-defined Measured & Indicated Resource for the Guanajuato Mine was fully depleted during the third quarter of 2015. The Company ceased capitalization of further development expenditures and commenced expensing these costs from that point forward.
•	During the fourth quarter of 2016, the Company wrote down the remaining carrying value of the Phase I TSF at Topia, which further reduced amortization for the first nine months of 2017.
•

On June 30, 2017, the Company acquired the CMC, following which greater exploration and evaluation and care and maintenance expenses have been and are expected to be incurred. These expenditures are recorded as exploration, evaluation and development expenditures.

•	During the third quarter of 2017, the Company accrued a $0.9 million non-recurring G&A charge (refer to Results of Operations Section for further discussion).

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 19

RESULTS OF OPERATIONS

Three months ended September 30, 2017

Revenue

	Q3 2017			Q3 2016			Change
	GMC	Topia	Total	GMC	Topia	Total
Sales quantities
Silver (ounces)	369,663	182,555	552,218	335,817	106,460	442,277	25%
Gold (ounces)	5,712	226	5,938	5,322	82	5,404	10%
Lead (tonnes)	–	403	403	–	197	197	105%
Zinc (tonnes)	–	436	436	–	193	193	126%
Silver equivalent ounces	769,485	312,966	1,082,451	708,366	156,239	864,605	25%
Revenue (000’s)
Silver revenue	$6,308	$3,075	$9,383	$6,567	$2,123	$8,690	8%
Gold revenue	7,525	293	7,818	7,068	96	7,164	9%
Lead revenue	–	985	985	–	403	403	144%
Zinc revenue	–	1,372	1,372	–	476	476	188%
Ore processing revenue and other	–	–	–	–	96	96	-100%
Smelting and refining charges	(585)	(713)	(1,298)	(688)	(510)	(1,198)	8%
Total revenue	$13,248	$5,012	$18,260	$12,947	$2,684	$15,631	17%
Average realized metal prices and FX rates
Silver (per ounce)			$16.99			$19.65	-14%
Gold (per ounce)			1,317			1,326	-1%
Lead (per pound)			1.11			0.93	19%
Zinc (per pound)			1.43			1.12	28%
USD/CAD			0.798			0.767	4%
USD/MXN			0.056			0.053	6%

(000	’s)	Q3 2017	Q3 2016	Change		Q2 2017	Change
Revenue		$18,260	$15,631	$2,629	17%	$15,731	$2,529	16%

Revenue increased by $2.6 million or 17% relative to the third quarter of 2016. This was primarily attributable to the increase in metal sales volumes ($3.9 million effect) as metal production at Topia during the third quarter of 2016 was negatively impacted by two temporary plant shut-downs. This offset a decrease in precious metal prices ($1.1 million). The Company’s average realized silver and gold prices for the third quarter of 2017 were $16.99/oz and $1,317/oz, respectively. These compared to $19.65/oz and $1,326/oz in the third quarter of 2016.

Compared to the second quarter of 2017, revenue increased 16%, primarily due to higher metal prices ($1.3 million effect) and higher sales volumes ($1.5 million effect).

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 20

Production Costs

(000’s)	Q3 2017	Q3 2016	Change		Q2 2017	Change
Production costs	$12,092	$8,400	$3,692	44%	$10,313	$1,779	17%

Production costs for the third quarter of 2017 increased by $3.7 million compared to the third quarter of 2016. The increase was attributable to the greater proportion of production from the higher cost Topia Mine, lower silver grades at the GMC which increased unit production costs and to the MXN strengthening 6% against the USD which had the impact of increasing MXN production costs in USD terms. In addition, metal sales volumes increased by 25% which increased production costs by $2.1 million (refer to the "Mining Operations" section for a discussion of changes in unit cost metrics).

Compared to the second quarter of 2017, production costs increased 17% primarily due to a reduction of stockpile inventory, an additional and non-recurring land use payment at Topia, and higher mine equipment maintenance costs.

Mine Operating Earnings

(000’s)	Q3 2017	Q3 2016	Change		Q2 2017	Change
Revenue	$18,260	$15,631	$2,629	17%	$15,731	$2,529	16%
Production costs	12,092	$8,400	3,692	44%	10,313	1,779	17%
Amortization and depletion	1,244	$1,083	161	15%	849	395	47%
Share-based compensation	118	$76	42	55%	104	14	13%
Total cost of sales	13,454	$9,559	3,895	41%	11,266	2,188	19%
Mine operating earnings	4,806	$6,072	(1,266)	-21%	4,465	341	8%
Mine operating earnings (% of revenue)	26%	39%			28%
Add:
Amortization and depletion	1,244	$1,083	161	15%	849	395	47%
Share-based compensation	118	$76	42	55%	104	14	13%
Mine operating earnings before non-cash items[1]	$6,168	$7,231	$(1,063)	-15%	$5,418	$750	14%
Mine operating earnings (% of revenue)	34%	46%			34%

Mine operating earnings before non-cash items decreased by $1.1 million relative to the third quarter of 2016 as the $2.6 million increase in revenue was more than offset by the $3.7 million increase in production cost.

Relative to the second quarter of 2017, mine operating earnings before non-cash items increased by $0.8 million due to a $2.5 million increase in revenue which was partly offset by the $1.7 million increase in production costs.

Amortization and depletion increased compared to the third quarter of 2016 and to the second quarter of 2017 due to the start of the depreciation of the tailings filtration plant at Topia which was commissioned in the second quarter of 2017.

1 The Company has included the non-IFRS performance measures, cost of sales before non-cash items and mine operating earnings before non-cash items, throughout this document. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 21

General and administrative expenses

(000’s)	Q3 2017	Q3 2016	Change		Q2 2017	Change
G&A expenses	$2,485	$1,284	$1,201	94%	$1,934	$551	28%

During the quarter ended September 30, 2017, the Company incurred a non-recurring charge of $0.9 million associated with the transition to the new President and CEO from his predecessor.

Exploration, evaluation and development "EE&D" expenses

(000’s)	Q3 2017	Q3 2016	Change		Q2 2017	Change
EE&D expenses	$2,652	$1,479	$1,173	79%	$2,348	$304	13%

The Company incurred $1.5 million of expenditures related to the CMC during the quarter ended September 30, 2017. The CMC was acquired on June 30, 2017. The Company will continue to expense cost associated with the ongoing care and maintenance of the CMC and any project costs associated with evaluating the return of the CMC to production until such time as a positive decision is made to restart the mine.

EE&D expenses increased by $1.2 million compared to the same period in 2016 and by $0.3 million relative to the second quarter of 2017. This was mainly due to an increase in spending at the CMC partially offset by a reduction in exploration drilling at San Ignacio.

Finance and other income

(000’s)	Q3 2017	Q3 2016	Change		Q2 2017	Change
Finance and other income (expense)	$50	$(856)	$906	-106%	$827	$(777)	-94%

Finance and other income (expense) primarily reflects interest income or expense and foreign exchange gains and losses. During the quarter ended September 30, 2017, the Company had foreign exchange gains of $0.1 million, whereas in the third of the 2016, the Company incurred $0.9 million change in foreign exchange losses, as a result of a decline in the USD value of foreign currencies held by the Company.

The decrease in finance income from the quarter ended June 30, 2017 is primarily due to the recognition of a $0.6 million gain in the second quarter of 2017. In addition, the third quarter of 2017 reflected an increase of $0.3 million in accretion expense on the reclamation liability of the CMC, partly offset by a $0.2 million gain on sale of equipment from the CMC.

The Company may be subject to significant non-cash, unrealized foreign exchange gains and losses associated with the revaluation of working capital in the accounts of the Company and its foreign subsidiaries. Refer to the Summary of Selected Quarterly Information section of this MD&A for a description of the nature of these net foreign exchange gains and losses.

Tax expense

(000’s)	Q3 2017	Q3 2016	Change		Q2 2017	Change
Income tax expense (recovery)	$385	$323	$62	19%	$177	$208	118%

The income tax expense was predominantly attributable to an accrual for special mining duty payable in Mexico, which is charged at 7.5% of an adjusted taxable net income, as well as an accrual for withholding taxes.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 22

Net income (loss)

(000’s)	Q3 2017	Q3 2016	Change		Q2 2017	Change
Net income (loss) for the period	$(666)	$2,130	$(2,796)	-131%	$833	$(1,499)	-80%

Net loss for the third quarter of 2017 amounted to $0.7 million, compared to a net income of $2.1 million for the third quarter of 2016. The decrease in net income was largely due to a $1.2 million increase in G&A expenses, a $1.2 million increase in EE&D expenses, and a $1.3 million decrease in mine operating earnings. These were partly offset by a $1.0 million net decrease foreign exchange losses.

Compared to the net income of $0.8 million for the second quarter of 2017, the change was primarily due to a $0.5 million increase in G&A expenses, a $0.3 million increase in EE&D expenses, and a $0.8 million decrease in finance and other income. These factors were partly offset by the $0.3 million increase in mine operating earnings.

Adjusted EBITDA

Adjusted EBITDA decreased by $3.3 million in the third quarter of 2017 compared to the same period in 2016. The decrease reflected a $1.1 million decrease in mine operating earnings before non-cash items, a $1.2 million increase in G&A expenses before non-cash items, and a $1.2 million increase in EE&D expenses. These factors were partly offset by a $0.2 million increase in other income.

Adjusted EBITDA remained relatively unchanged at $1.5 million compared to the second quarter of 2017.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 23

Nine months ended September 30, 2017

Revenue

	Nine months ended September 30, 2017			Nine months ended September 30, 2016			Change
	GMC	Topia	Total	GMC	Topia	Total
Sales quantities
Silver (ounces)	1,063,627	357,997	1,421,624	1,117,749	404,076	1,521,825	-7%
Gold (ounces)	15,674	380	16,054	16,451	314	16,765	-4%
Lead (tonnes)	–	714	714	–	695	695	3%
Zinc (tonnes)	–	819	819	–	749	749	9%
Silver equivalent ounces	2,160,839	594,653	2,755,492	2,269,703	589,681	2,859,384	-4%
Revenue (000’s)
Silver revenue	$18,420	$6,024	$24,444	$20,009	$7,143	$27,152	-10%
Gold revenue	20,226	486	20,712	21,777	393	22,170	-7%
Lead revenue	–	1,707	1,707	–	1,269	1,269	35%
Zinc revenue	–	2,424	2,424	–	1,548	1,548	57%
Ore processing revenue and other	–	–	–	–	318	318	-100%
Smelting and refining charges	(1,663)	(1,262)	(2,925)	(2,252)	(1,717)	(3,969)	-26%
Impact of change in functional currency[1]	–	–	–	750	128	878	-100%
Total revenue	$36,983	$9,379	$46,362	$40,284	$9,082	$49,366	-6%
Average realized metal prices and foreign exchange rates
Silver (per ounce)			$17.19			$17.84	-4%
Gold (per ounce)			$1,290			$1,322	-2%
Lead (per pound)			$1.08			$0.83	30%
Zinc (per pound)			$1.34			$0.94	43%
USD/CAD			0.765			0.756	1%
USD/MXN			0.053			0.055	-4%

(000’s)	Nine months ended		Change
	September 30, 2017	September 30, 2016
Revenue	46,362	49,366	(3,004)	-6%

The decrease in revenue for the nine months ended September 30, 2017, relative to the prior year, was primarily attributable to a 5% decrease in metal sales volumes which resulted from the reduction in metal production primarily associated with lower average ore grades at the GMC. The decrease in sales volume had the effect of reducing revenue by $2.5 million, while the effect of lower realized precious metal prices also accounted for a $0.3 million reduction in revenue. In addition, revenue during the nine months ended September 30, 2016 included a $0.9 million favourable effect of foreign exchange rates which did not recur following the change in functional currency to US dollars on July 1, 2016. These negative factors were partly offset by a $1.0 million decrease in smelting and refining charges, which are netted against revenue.

1 The change in functional currency was accounted for on a prospective basis, with prior period comparative information translated to the USD at the foreign exchange rates on July 1, 2016. The July 1, 2016 exchange rates differ from the historical exchange rates used to calculate the previously-disclosed cost per tonne milled, cash cost and AISC metrics, requiring an adjustment in the reconciliation for the prior-period comparatives.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 24

Production Costs

(000’s)	Nine months ended		Change
	September 30, 2017	September 30, 2016
Production costs	29,330	26,115	3,215	12%

The 12% increase in production costs for the nine months ended September 30, 2017 over the same period of 2016 was predominantly attributable to the increase in unit production costs (see cash cost discussion) ($1.5 million effect) and an increase in metal sales volumes ($2.0 million effect). (Refer to the Mining Operations section for a discussion of changes in unit cost metrics).

Amortization and depletion were lower for the first nine months of 2017 compared to the first nine months of 2016, as the Phase I TSF at Topia was fully depreciated at December 31, 2016.

General and administrative expenses

(000’s)	Nine months ended		Change
	September 30, 2017	September 30, 2016
G&A expenses	$6,021	$4,152	$1,869	45%

G&A expenses for the nine months ended September 30, 2017 included a $0.9 million non-recurring charge associated with the transition to the new President and CEO from his predecessor. Additional costs this year also included fees associated with executive search, severances, and the costs of integrating the CMC into the Company's corporate and IT structure.

Exploration, evaluation, and development ("EE&D") expenses

(000’s)	Nine months ended		Change
	September 30, 2017	September 30, 2016
EE&D expenses	$6,955	$4,841	$2,114	44%

EE&D expenses for the nine months ended September 30, 2017 were higher than the same period in 2016 primarily due to an increase in exploration drilling at Guanajuato, San Ignacio and Topia ($1.3 million higher), exploration and evaluation programs related to the CMC ($0.6 million higher), as well as an increase in costs associated with corporate development activities ($0.2 million higher).

Impairment

(000’s)	Nine months ended		Change
	September 30, 2017	September 30, 2016
Impairment charge	$–	$1,679	$(1,679)	-100%

An impairment charge was recognized during the nine months ended September 30, 2016 related to the termination of the then-active Coricancha option agreement. (A new arrangement to acquire the CMC was subsequently negotiated and closed on June 30, 2017). No impairment charges were recorded during the nine months ended September 30, 2017.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 25

Finance and other income

(000’s)	Nine months ended		Change
	September 30, 2017	September 30, 2016
Finance and other income (expense)	$2,873	$(10,317)	$13,190	128%

Finance and other income for the nine months ended September 30, 2017 amounted to $2.9 million, compared to finance and other expense of $10.3 million for the nine months ended September 30, 2016.

The change was primarily attributable to foreign exchange gains and losses, as the Company recorded foreign exchange gains of $2.6 million in the nine months ended September 30, 2017, compared to a $10.4 million foreign exchange loss in the first nine months of 2016. The 2016 loss was related predominantly to unrealized losses on intercompany loan balances prior to the change to USD functional currency. Current year gains were related primarily to the realized foreign exchange gain of $2.1 million resulting from forward contracts to purchase MXN in exchange for USD at various rates and maturity dates.

The Company earned $0.5 million greater interest income in the first nine months of 2017 than in the same period in 2016, as a result of higher interest rates and cash balances. These factors were partly offset by an increase of $0.3 million in accretion of reclamation provision primarily attributable to the CMC.

Tax expense

(000’s)	Nine months ended		Change
	September 30, 2017	September 30, 2016
Income tax expense	$623	$1,242	$(619)	-50%

The net income tax expense for the nine months ended September 30, 2017 was predominantly attributable to an accrual for special mining duty payable in Mexico, which is charged at 7.5% of an adjusted taxable net income, as well as an accrual for Mexican withholding taxes. The expense for the first nine months of 2017 was lower than the comparative period due to a recovery of deferred special mining duty.

Net income (loss)

(000’s)	Nine months ended		Change
	September 30, 2017	September 30, 2016
Net income (loss) for the period	$3,208	$(2,620)	$5,828	222%

Net income for the nine months ended September 30, 2017 amounted to $3.2 million, compared to a net loss of $2.6 million for the first nine months of 2016. The improvement in net income was primarily due to a $13.2 million increase in finance and other income and a $0.6 million decrease in income tax expense. In addition, the net loss for the nine months ended September 30, 2016 reflected a $1.7 million impairment charge taken in connection with the termination of an option to purchase the CMC (the purchase of which was subsequently renegotiated and completed on June 30, 2017). These factors were partly offset by the $5.7 million decrease in mine operating earnings, a $2.1 million increase in EE&D expenditures and a $1.9 million increase in G&A expenses.

Adjusted EBITDA

Adjusted EBITDA was $5.1 million for the first nine months of 2017, compared to adjusted EBITDA of $15.1 million for the comparative period of 2016. The decrease in adjusted EBITDA was primarily due to a $6.2 million decrease in mine operating earnings before non-cash items, a $2.3 million increase in EE&D expenses, and a $1.8 million increase in G&A expenses before non-cash items. These factors were partly offset by a $0.2 million increase in other income.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 26

OUTLOOK

The Company’s production and cost guidance for the year ending December 31, 2017 remains unchanged.

Production and cash cost guidance	Nine months ended September 30, 2017	FY 2017 Guidance	FY 2016 Actual
Total silver equivalent ounces[1]	2,912,959	4,000,000 - 4,100,000	3,884,960
Total payable silver ounces	1,421,624	1,950,000 - 2,000,000	2,010,252
Cash cost[2]	$5.21	$ 5.00 - $ 6.00	$3.65
AISC[2]	$15.60	$ 14.00 - 16.00	$10.99

AISC for the first nine months of 2017 was higher than the annual 2017 guidance and prior year due to capital expenditures associated with Topia. AISC decreased in the third quarter of 2017 compared to levels in the first half reflecting the completion of the project in the second half, but remained higher than normal due to a non-recurring G&A charge. It is also noted that cash cost and AISC are highly sensitive to fluctuations in the MXN/USD exchange rate.

Earlier in the year, the Company completed an outstanding condition required by the Mexican Environmental Authority ("SEMARNAT") for the Change in Use of Soils permit associated with the Topia Phase II tailings storage facility ("TSF") and during the third quarter it announced that it had resubmitted its application for this permit. Since the filing, there had been a lapse in a deadline for one aspect of the application: the environmental assessment study ("IP"), which has been resubmitted with the inclusion of expanded technical information. The Company expects that a response will be received by mid December 2017. All tailings are currently being deposited at the Phase I TSF and the Company believes that it will be able to obtain a permit for the Phase II TSF without interruption of operations at Topia. However, the deposition of dry tailings on the Phase I TSF cannot continue indefinitely and the Company cannot provide complete assurance that a disruption can be avoided.

The Company continues to actively monitor the remaining capacity of the Phase I TSF including undertaking geotechnical assessments by professional consultants. There remains a risk that the use of Phase I TSF has to be discontinued before a permit for the Phase II facility is obtained. In the event that there is a significant change to the Company’s production guidance expectations, the Company will provide an update to the market as soon as possible.

Reviews by the regulatory authorities dating back to 2015, coupled with the permitting work undertaken by the Company in connection with the expansion of the Topia TSF, have led to a broader review by PROFEPA (the Mexican environmental compliance authority) and the Company of all the Topia operations’ permitting status and environmental compliance, including the historical tailings dating back to the period prior to Great Panther’s ownership and clarification of land titles. Devised as a cooperative management strategy, the Topia Mine has been accepted into a voluntary environmental audit program supported by PROFEPA. The audit commenced during the second quarter of 2017 and work on any mitigation measures that may arise from the audit will extend beyond 2017. The Company anticipates that it will be able to address any potential gaps in existing compliance through a mitigation plan; however, the Company cannot provide complete assurance that these reviews will not lead to a future suspension of operations. If the environmental or technical reviews identify any non-compliance of the existing facility, there is no assurance that Mexican regulatory authorities will agree to any mitigation plan proposed by the Company.

Capex and EE&D expense guidance (in millions)	Nine months ended September 30, 2017	FY 2017 Guidance	FY 2016 Actual
Capital expenditures, excluding acquisition cost and capital expenditures associated with the CMC	$3.8	$ 6.3 - $ 7.3	$4.8
EE&D - operating mines (excluding the CMC)	$4.0	$ 3.5 - $ 4.5	$3.5

As previously noted, the acquisition of the CMC was completed effective June 30, 2017. The Company is conducting evaluations of the mine and processing infrastructure, updating the mineral resource estimate, conducting environmental studies, and undertaking remediation activities for which the Company will be reimbursed under the purchase agreement. Depending on the outcome of the Company's evaluations, investments in support of a restart of mine development could commence in 2018. The Company expects the updated mineral resource estimate for the CMC to be completed and announced in the current quarter.

1 For 2017 guidance, Ag eq oz have been established using a 70:1 Ag:Au ratio, and ratios of 1:0.0559 and 1:0.0676 for the USD price of silver ounces to the USD price for lead and zinc pounds, respectively. For 2016, Ag eq oz were calculated using a 70:1 Ag:Au ratio, and a ratio of 1:0.0504 for the USD price of silver ounces to the USD price for both lead and zinc pounds.

2 Cash cost and AISC are non-IFRS measures. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 27

The Company continues to seek and evaluate additional acquisition opportunities in the Americas to meet the Company's growth objectives.

LIQUIDITY AND CAPITAL RESOURCES

Net working capital including cash and cash equivalents

(000’s)	September 30, 2017	December 31, 2016	Change
Cash and cash equivalents	$35,496	$41,642	$(6,146)
Short-term deposits	$19,993	$15,020	$4,973
Net working capital	$63,627	$66,560	$(2,933)

Cash and short-term deposits decreased by $1.2 million in the first nine months of 2017 primarily due to $3.9 million in additions to mineral property, plant and equipment (primarily associated with the acquisition of the CMC), and a $0.4 million foreign exchange loss on cash balances. These factors were offset by $1.7 million of cash generated by operating activities, $1.2 million in proceeds from the exercise of stock options, and $0.2 million in proceeds from disposal of plant and equipment.

Net working capital was $63.6 million as at September 30, 2017, a decrease of $2.9 million from the start of the year. The decrease was primarily attributable to the acquisition of the CMC which had the effect of reducing the Company’s reported working capital by $7.2 million (the largest of which are closure obligations of $4.8 million which must be presented as current liabilities, and $2.6 million of accounts payable) and $3.9 million was spent on capital expenditures. These were partly offset by year-to-date Adjusted EBITDA of $5.1 million, year-to-date foreign exchange gains of $1.9 million, and proceeds from the exercise of stock options of $1.2 million.

Operating activities

For the quarter ended September 30, 2017, cash flows provided by operating activities amounted to outflows of $0.5 million, compared to inflows of $3.9 million for the third quarter of 2016. The $4.4 million decrease in cash flows provided by operating activities was due primarily to the cash outflow associated with changes in non-cash net working capital items of $2.5 million, a decrease in mine operating earnings before non-cash items of $1.1 million, an increase in EE&D cash expenses of $1.2 million, an increase in G&A cash expenses of $1.2 million and an increase in income taxes paid of $0.4 million. These factors were partly offset by the fluctuation in net realized foreign exchange gains and losses of $2.0 million.

For the nine months ended September 30, 2017, cash flows provided by operating activities amounted to $1.7 million, compared to $8.2 million in the comparative period in 2016. The $6.5 million decrease in cash flows provided by operating activities was primarily due to a reduction in mine operating earnings before non-cash items of $6.2 million, an increase in income taxes paid of $1.7 million, an increase in G&A cash expenses of $1.8 million and an increase in EE&D cash expenses of $2.3 million. These factors were offset by the fluctuation in net realized foreign exchange gains and losses of $2.5 million, net impact of changes in non-cash net working capital items of $2.6 million and an increase in interest received of $0.5 million.

Investing activities

For the quarter ended September 30, 2017, the Company had net cash outflows from investing activities of $4.0 million, compared to $1.5 million during the comparative period in 2016. The Company invested $3.1 million in short-term deposits and $1.1 million in mineral properties, plant and equipment which were partly offset by $0.2 million in proceeds from the disposal of plant and equipment, compared to $1.5 million invested in mineral properties, plant and equipment during the comparative period in 2016.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 28

For the nine months ended September 30, 2017, the Company invested $5.0 million in short-term deposits and $3.9 million in mineral properties, plant and equipment which were partly offset by $0.2 million proceeds from disposal of plant and equipment. During the nine months ended September 30, 2016, the Company invested $2.9 million in mineral properties, plant and equipment.

Financing activities

Cash flows provided by financing activities amounted to $0.3 million during the quarter ended September 30, 2017 and comprised proceeds from the exercise of stock options, whereas the Company generated cash flows of $28.4 million in the corresponding period in 2016, primarily attributed to $28.2 million of net proceeds received from a bought deal financing and At-the-Market Offering (“ATM Offering”), with the remainder representing proceeds from the exercise of stock options.

For the nine-month period ended September 30, 2017, the Company received $1.2 million of cash from the exercise of stock options, compared to financing activities for the comparative period in 2016 of $35.0 million, including the impact of the bought deal financing and ATM Offering.

Trends in liquidity and capital resources

The Company anticipates that cash flows generated from mining activities, along with its current cash and other net working capital, will be sufficient to fund the Company’s operations without requiring any additional capital to meet its planned growth initiatives (including plans for the CMC), and to fund investment and exploration, evaluation, and development activities for the foreseeable future. However, this is highly dependent on metal prices and the ability of the Company to maintain cost and grade controls at its operations, and subject to changes in the Company’s growth plans and strategy. The Company has stated its objective to grow by acquisition, and correspondingly, opportunities to execute and complete such acquisitions may require additional capital.

The Company’s operating cash flows are very sensitive to the prices of silver and gold, foreign exchange rate fluctuations, as well as ore grade fluctuations, and any cash flow outlook provided will vary significantly. Spending and capital investment plans may also be adjusted in response to changes in operating cash-flow expectations. An increase in average silver and gold prices from current levels may result in an increase in planned expenditures in 2017 and, conversely, weaker average silver prices and gold prices could result in a reduction of planned expenditures.

The Company has no debt, other than trade and other payables and its reclamation and remediation liabilities. The Company has a $10.0 million credit facility from Auramet International LLC (“Auramet”). The facility expires on June 30, 2018 and bears interest at a rate of LIBOR plus 5%. The Company has not drawn down any amounts on this credit facility. In addition, Auramet also provided the Company with a $0.5 million margin credit facility to support entering any derivative instruments associated with sales of metals marketed to parties other than Auramet. Such arrangements would entail pricing of the Company’s produced metals in advance of customary periods of pricing and settlement which are typically two to three months from the date of production. The Company does not enter any long-term hedging arrangement in respect of its silver and gold production.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 29

Contractual Obligations

(000’s)	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$1,472	$306	$607	$479	$80
Drilling services	245	245	–	–	–
Equipment purchases	437	437	–	–	–
Consulting	2	2	–	–	–
Reclamation and remediation (undiscounted)	39,447	4,992	7,291	10,699	16,465
Total	$41,603	$5,982	$7,898	$11,178	$16,545

The Company has also committed to put in place a guarantee in the amount of approximately $1.3 million in relation to the reclamation and remediation liabilities of the CMC.

Under the terms of the acquisition agreement for the CMC, Nyrstar has agreed to indemnify the Company for up to $20 million on account of reclamation and remediation expenses incurred in connection with the CMC, including certain of the reclamation and remediation obligations noted above. As at September 30, 2017, the Company had recorded a reimbursement right in the amount of $9.5 million due from Nyrstar in respect of these reclamation and remediation obligations.

Under the terms of the acquisition agreement for the CMC, Nyrstar has agreed to indemnify the Company for up to $4 million in respect of legal claims and fines and sanctions that the Company may be required to pay in connection with the CMC. As at September 30, 2017, the Company had recorded a reimbursement right in the amount of $1.7 million due from Nyrstar in respect of certain legal claims.

Off-Balance sheet arrangements

Other than as disclosed, the Company had no material off-balance sheet arrangements as at the date of this MD&A, that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

TRANSACTIONS WITH RELATED PARTIES

Refer to note 9 of the accompanying unaudited interim consolidated financial statements as at and for the three and nine months ended September 30, 2017.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable, and are reviewed on an ongoing basis. Actual results may differ from these estimates.

See Critical Accounting Estimates in the Company’s annual MD&A as well as note 4 of the 2016 annual audited financial statements for a detailed discussion of the areas in which critical accounting estimates are made and where actual results may differ from the estimates under different assumptions and conditions and may materially affect financial results of its statement of financial position reported in future periods.

Significant new judgments during the three and nine month periods ended September 30, 2017, are those associated with (i) the determination that the acquisition of the CMC is an asset purchase, (ii) the determination that the fair value of the contingent consideration is nil, (iii) the relative fair values of assets and liabilities acquired as part of the acquisition of the CMC and (iv) the possible outcome of contingent liabilities associated with the CMC.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 30

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

CHANGES IN ACCOUNTING POLICIES

The Company has not adopted any new accounting standards for the year ended December 31, 2017 that have had a material impact on the Company’s financial results. See note 3(s) of the 2016 annual audited financial statements, as well as note 2(b) of the condensed interim consolidated financial statements for the three and nine months ended September 30, 2017, for a discussion of the accounting standards anticipated to be effective January 1, 2018 or later.

FINANCIAL INSTRUMENTS

(000’s)	Fair value[1]	Basis of measurement	Associated risks
Cash and cash equivalents	$35,496	Amortized cost	Credit, currency, interest rate
Short-term deposits	$19,993	Amortized cost	Credit, interest rate
Marketable securities	$4	Fair value through other comprehensive income (loss)	Exchange
Trade receivables	$9,656	Fair value through profit or loss	Credit, commodity price
Other receivables	$6,035	Amortized cost	Credit, currency
Derivative instruments	$6	Fair value through profit or loss	Credit, currency, interest rate
Trade and other payables	$9,694	Amortized cost	Currency, liquidity

The Company is exposed in varying degrees to a few risks from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. The types of risk exposure and the way in which such exposures are managed by the Company are provided in note 16 of the annual audited consolidated financial statements for the year ended December 31, 2016.

SECURITIES OUTSTANDING

As of the date of this MD&A, the Company had 168,359,155 common shares issued and outstanding. There were 9,343,750 warrants, 8,298,880 options, 89,200 deferred share units and 476,600 restricted share units outstanding.

NON-IFRS MEASURES

The Company has included certain non-IFRS performance measures throughout this MD&A, including cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC, AISC per Ag eq oz and mine operating earnings before non-cash items, each as defined in this section. The Company employs these measures internally to measure its operating and financial performance and to assist in business decision making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders also use these non-IFRS measures as information to evaluate the Company’s operating and financial performance. As there are no standardized methods of calculating these non-IFRS measures, the Company’s methods may differ from those used by others and, therefore, the use of these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

1 As at September 30, 2017.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 31

EBITDA and Adjusted EBITDA

EBITDA is a non-IFRS measure that provides an indication of the Company’s continuing capacity to generate income from operations before taking into account the Company’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding interest expense, interest income, amortization and depletion, and income taxes.

Adjusted EBITDA is also a non-IFRS measure in which EBITDA is adjusted to exclude share-based compensation expense, foreign exchange gains or losses, impairment charges, changes in reclamation estimates recorded in EE&D, and non-recurring items. Foreign exchange gains or losses may consist of both realized and unrealized gains or losses. Under IFRS, entities must reflect in compensation expense the cost of share-based compensation. In the Company’s circumstances, share-based compensation can involve a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange. The Company discloses adjusted EBITDA to aid in understanding of the results of the Company and is meant to provide further information about the Company’s financial results to investors.

(000’s)	Q3 2017	Q3 2016	Nine months ended September 30, 2017	Nine months ended September 30, 2016
Income (loss) for the period	$(666)	$2,130	$3,208	$(2,620)
Income tax expense (recovery)	385	323	623	1,242
Interest income	(180)	(70)	(603)	(118)
Interest expense	470	27	549	74
Amortization and depletion of mineral properties, plant and equipment	1,261	1,101	2,834	3,571
EBITDA	$1,270	$3,511	$6,611	$2,149
Impairment of mineral properties, plant and equipment	–	–	–	1,679
Foreign exchange loss (gain)	(100)	909	(2,560)	10,405
Share-based compensation	318	304	1,060	794
Changes in reclamation estimates recorded in EE&D	(6)	14	(6)	116
Adjusted EBITDA	$1,482	$4,738	$5,105	$15,143

Mine operating earnings before non-cash items

Mine operating earnings before non-cash items is a non-IFRS measure that provides a measure of the Company’s mine operating earnings on a cash basis. This measure is provided to better assess the cash generation ability of the Company’s operations, before G&A expenses and EE&D expenses. A reconciliation of mine operating earnings is provided in the Results of Operations section.

Cost per tonne milled

The Company uses the non-IFRS measure of cost per tonne milled to manage and evaluate operating performance at each of its mines. Cost per tonne milled is calculated based on the total production costs on a sales basis, adjusted for changes in inventory, to arrive at total production costs that relate to metal production during the period. These total production costs are then divided by the number of tonnes milled during the period.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 32

Management believes that the Company’s ability to control cost per tonne milled is one of its key performance indicators of results of operations. The Company believes this measure provides investors and analysts with useful information about its underlying cost of operations and how management controls those costs.

To facilitate a better understanding of this measure as calculated by the Company, a detailed reconciliation between cost per tonne milled and the Company’s cost of sales as reported in the Company’s consolidated statements of comprehensive income (loss) is provided below.

The following table reconciles cost per tonne milled to production costs, a component of cost of sales, for the three months ended September 30, 2017 and 2016:

(000’s, unless otherwise noted)	GMC			Topia	Consolidated
	Q3 2017	Q3 2016	Q3 2017	Q3 2016	Q3 2017	Q3 2016
Production costs (sales basis)	$8,327	$6,429	$3,765	$1,971	$12,092	$8,400
Change in concentrate inventory	(690)	(258)	22	175	(668)	(83)
Selling costs	(358)	–	(196)	–	(554)	–
Production costs (production basis)	7,279	6,171	3,591	2,146	10,870	8,317
Tonnes milled, including custom milling	76,076	81,602	18,004	14,877	94,080	96,479
Cost per tonne milled	$96	$76	$199	$144	$116	$86

The following table reconciles cost per tonne milled to production costs, a component of cost of sales, for the nine months ended September 30, 2017 and 2016:

(000’s, unless otherwise noted)	GMC		Topia		Consolidated
	Sep 30, 2017	Sep 30, 2016	Sep 30, 2017	Sep 30, 2016	Sep 30, 2017	Sep 30, 2016
Production costs (sales basis)	$22,706	$19,440	$6,624	$6,675	$29,330	$26,115
Change in concentrate inventory	(197)	(530)	545	318	348	(212)
Selling costs	(1,010)	–	(363)	–	(1,373)	–
Production costs (production basis)	$21,499	$18,685	$6,806	$6,901	$28,305	$25,586
Tonnes milled, including custom milling	239,068	239,385	36,245	48,408	275,313	287,793
Cost per tonne milled	$90	$78	$188	$143	$103	$89

Cash cost

The Company uses the non-IFRS measure of cash cost to manage and evaluate operating performance at each of its mines. It is a widely-reported measure in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Cash cost is calculated based on the total cash operating costs with the deduction of revenues attributable to sales of by-product metals net of the respective smelting and refining charges. By-products consist of gold at the GMC, and gold, lead and zinc at Topia.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 33

Management believes that the Company’s ability to control cash cost is one of the key performance indicators for its operations. Having low cash cost facilitates profitability even during times of declining commodity prices and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improves the Company’s financial condition. The Company believes these measures provide investors and analysts with useful information about its underlying cash cost of operations and the impact of by-product revenue on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow.

The Company’s primary business is silver production and its future development and current operations focus on maximizing returns from silver production, and other metal production is associated with the silver production process. Accordingly, gold, zinc and lead produced from operations are considered by-products. As a result, the Company’s non-IFRS cost performance measures are disclosed on a per payable silver ounce basis. When deriving the production costs associated with an ounce of silver, the Company includes by-product credits from gold, zinc and lead sales that are associated with the silver production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of silver production.

To facilitate a better understanding of this measure as calculated by the Company, a detailed reconciliation between the cash cost and the Company’s cost of sales as reported in the Company’s consolidated statements of comprehensive income (loss) is provided below. A breakdown is provided as to how the by-product revenues applied are attributed to the individual by-product metals.

The following table reconciles cash cost to production costs for the three months ended September 30, 2017 and 2016, as reported in the Company’s condensed interim consolidated financial statements:

(000’s, unless otherwise noted)	GMC		Topia		Consolidated
	Q3 2017	Q3 2016	Q3 2017	Q3 2016	Q3 2017	Q3 2016
Production costs	$8,327	$6,429	$3,765	$1,971	$12,092	$8,400
Smelting and refining charges	585	688	713	510	1,298	1,198
Revenue from custom milling	–	–	–	(95)	–	(95)
Cash operating costs	$8,912	$7,117	$4,478	$2,386	$13,390	$9,503
Gross by-product revenue
Gold by-product revenue	(7,525)	(7,068)	(293)	(96)	(7,818)	(7,164)
Lead by-product revenue	–	–	(985)	(403)	(985)	(403)
Zinc by-product revenue	–	–	(1,373)	(476)	(1,373)	(476)
Cash operating costs, net of by-product revenue	$1,387	$49	$1,827	$1,411	$3,214	$1,460
Payable silver ounces sold	369,663	335,817	182,555	106,460	552,218	442,277
Cash cost	$3.75	$0.15	$10.01	$13.25	$5.82	$3.30

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 34

The following table reconciles cash cost to production costs for the nine months ended September 30, 2017 and 2016, as reported in the Company’s condensed interim consolidated financial statements:

(000’s, unless otherwise noted)	GMC		Topia		Consolidated
	Sep 30, 2017	Sep 30, 2016	Sep 30, 2017	Sep 30, 2016	Sep 30, 2017	Sep 30, 2016
Production costs	$22,706	$19,440	$6,624	$6,675	$29,330	$26,115
Smelting and refining charges	1,662	2,272	1,262	1,740	2,924	4,012
Revenue from custom milling	–	–	–	(319)	–	(319)
Cash operating costs	24,368	21,712	7,886	8,096	32,254	29,808
Gross by-product revenue
Gold by-product revenue	(20,226)	(21,776)	(486)	(394)	(20,712)	(22,170)
Lead by-product revenue	–	–	(1,706)	(1,268)	(1,706)	(1,268)
Zinc by-product revenue	–	–	(2,424)	(1,548)	(2,424)	(1,548)
	4,142	(64)	3,270	4,886	7,412	4,822
Impact of change in functional currency[1]	–	(216)	–	(107)	–	(323)
Cash operating costs, net of by-product revenue	$4,142	$(280)	$3,270	$4,779	$7,412	$4,499
Payable silver ounces sold	1,063,627	1,117,748	357,997	404,076	1,421,624	1,521,824
Cash cost	$3.89	$(0.25)	$9.13	$11.83	$5.21	$2.96

Cash cost per Ag eq oz

Cash cost per Ag eq oz is calculated based on the total cash operating costs divided by silver equivalent ounces sold. The cash cost per Ag eq oz calculation does not deduct revenues attributable to sales of by-product metals from the costs associated with metal production process, thereby allowing the Company’s management and other stakeholders to assess the total costs associated with all metal production. Management believes this non-IFRS measure provides investors and analysts with useful information about its underlying cash cost of operations as it is not influenced by fluctuations in metal prices.

To facilitate a better understanding of this measure as calculated by the Company, a detailed reconciliation between the cash cost per Ag eq oz and the Company’s cost of sales as reported in the Company’s consolidated statements of comprehensive income (loss) is provided below.

1 The change in functional currency was accounted for on a prospective basis, with prior period comparative information translated to the USD at the foreign exchange rates on July 1, 2016. The July 1, 2016 exchange rates differ from the historical exchange rates used to calculate the previously-disclosed cost per tonne milled, cash cost and AISC metrics, requiring an adjustment in the reconciliation for the prior-period comparatives.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 35

The following table reconciles cash cost per Ag eq oz to production costs for the three months ended September 30, 2017 and 2016, as reported in the Company’s condensed interim consolidated financial statements:

(000’s, unless otherwise noted)	GMC		Topia		Consolidated
	Q3 2017	Q3 2016	Q3 2017	Q3 2016	Q3 2017	Q3 2016
Production costs	$8,327	$6,429	$3,765	$1,971	$12,092	$8,400
Smelting and refining charges	585	688	713	510	1,298	1,198
Revenue from custom milling	–	–	–	(95)	–	(95)
Cash operating costs	$8,912	$7,117	$4,478	$2,386	$13,390	$9,503
Silver equivalent ounces sold	769,485	708,366	312,966	156,239	1,082,451	864,605
Cash cost per Ag eq oz	$11.58	$10.05	$14.31	$15.27	$12.37	$10.99

The following table reconciles cash cost per Ag eq oz to production costs for the nine months ended September 30, 2017 and 2016, as reported in the Company’s condensed interim consolidated financial statements:

(000’s, unless otherwise noted)	GMC		Topia		Consolidated
	Sep 30, 2017	Sep 30, 2016	Sep 30, 2017	Sep 30, 2016	Sep 30, 2017	Sep 30, 2016
Production costs	$22,706	$19,440	$6,624	$6,675	$29,330	$26,115
Smelting and refining charges	1,662	2,272	1,262	1,740	2,924	4,012
Revenue from custom milling	–	–	–	(319)	–	(319)
	24,368	21,712	7,886	8,096	32,254	$29,808
Impact of change in functional currency[1]	–	(216)	–	(107)	–	(323)
Cash operating costs	$24,368	$21,496	7,886	7,989	$32,254	$29,485
Silver equivalent ounces sold	2,160,839	2,269,703	594,653	589,681	2,755,492	2,859,384
Cash cost per Ag eq oz	$11.28	$9.47	$13.26	$13.55	$11.71	$10.31

All-in sustaining cost (AISC)

AISC is a non-IFRS measure and has been calculated based on World Gold Council (“WGC”) guidance released in 2013. The WGC is not a regulatory organization and does not have the authority to develop accounting standards for disclosure requirements. The Company believes that the disclosure of this measure provides a broader measure of the cost of producing an ounce of silver at its operations as the measure includes sustaining capital and EE&D expenditures, G&A costs, and other costs not commonly included in the cost of production and therefore not included in cash cost.

AISC starts with cash cost net of by-product revenues and adds G&A expenditures inclusive of share-based compensation (“SBC”), accretion of reclamation provision, sustaining exploration, evaluation and development expenses, and sustaining capital expenditures. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output. Excluded are non-sustaining capital expenditures, which result in a material increase in the life of assets, materially increase resources or reserves, productive capacity, future earning potential, or result in significant improvements in recovery or grade.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 36

The following table reconciles cash operating costs, net of by-product revenue, to AISC for the three months ended September 30, 2017 and 2016:

(000’s, unless otherwise noted)	GMC		Topia		Corporate		Consolidated
	Q3 2017	Q3 2016	Q3 2017	Q3 2016	Q3 2017	Q3 2016	Q3 2017	Q3 2016
Cash operating costs, net of by-product revenue [1]	$1,387	$49	$1,827	$1,411	$–	$–	$3,214	$1,460
G&A costs	–	–	–	–	2,289	995	2,289	995
Share-based compensation	–	–	–	–	318	304	318	304
Accretion	22	3	17	3	–	–	39	6
Sustaining EE&D costs	920	726	(87)	92	114	44	947	862
Sustaining capital expenditures	590	1,094	198	572	–	–	788	1,666
All-in sustaining costs	$2,919	$1,872	$1,955	$2,078	$2,721	$1,343	$7,595	$5,293
Payable silver ounces sold	369,663	335,817	182,555	106,460	n/a	n/a	552,218	442,277
AISC	$7.90	$5.58	$10.71	$19.52	n/a	n/a	$13.75	$11.97

1 Cash operating costs, net of by-product revenue, are reconciled to the Company’s financial statements in the cash cost table.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 37

The following table reconciles cash operating costs, net of by-product revenue, to AISC for the nine months ended September 30, 2017 and 2016:

(000’s, unless otherwise noted)	GMC		Topia		Corporate		Consolidated
	Sep 30, 2017	Sep 30, 2016	Sep 30, 2017	Sep 30, 2016	Sep 30, 2017	Sep 30, 2016	Sep 30, 2017	Sep 30, 2016
Cash operating costs, net of by-product revenue[1]	$4,143	$(280)	$3,270	$4,779	$–	$–	$7,413	$4,499
G&A costs	–	–	–	–	5,262	3,427	5,262	3,427
Share-based compensation	–	–	–	–	1,060	794	1,060	794
Accretion	46	6	35	9	–	–	81	15
Sustaining EE&D costs	3,518	1,496	501	191	572	331	4,591	2,018
Sustaining capital expenditures	1,634	2,563	2,131	794	–	–	3,765	3,357
	9,341	3,785	5,937	5,773	6,894	4,552	22,172	14,110
Impact of change in functional currency[2]	–	(10)	–	(5)	–	(52)	–	(67)
All-in sustaining costs	$9,341	$3,775	$5,937	$5,768	$6,894	$4,500	$22,172	$14,043
Payable silver ounces sold	1,063,627	1,117,748	357,997	404,076	n/a	n/a	1,421,624	1,521,824
AISC	$8.78	$3.38	$16.58	$14.27	n/a	n/a	$15.60	$9.23

The above costs are included in the Company’s condensed interim consolidated financial statements as follows:

Item	Source
G&A	Consolidated statements of comprehensive income (loss)
Share-based compensation	Consolidated statements of comprehensive income (loss)
Accretion	Included in Finance and other income within the consolidated statements of comprehensive income (loss)
Sustaining EE&D costs	A subset of the total exploration and evaluation, and development expenses within the consolidated statements of comprehensive income (loss)
Sustaining capitalized expenditures	Included within mineral properties, plant and equipment additions on the statement of financial position

Management believes that the AISC measure represents the total sustainable costs of producing silver from current operations, and provides additional information of the Company’s operational performance and ability to generate cash flows.

In the above tables, any expenses incurred in respect of El Horcón, Santa Rosa, the GDLR Project and the CMC were considered non-sustaining.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 38

AISC per Ag eq oz

AISC per Ag eq oz starts with operating cash cost and adds G&A expenditures inclusive of share-based compensation, accretion of reclamation provision, sustaining exploration, evaluation and development expenses, and sustaining capital expenditures. The Company believes that the disclosure of this measure provides a broader measure of the cost of all metal production at its operations, as measured by silver equivalent ounces, as the cost metric includes sustaining capital and EE&D expenditures, G&A costs, and other costs not commonly included in the cost of production and therefore not included in cash cost per Ag eq oz.

The following table reconciles cash operating costs to AISC per Ag eq oz for the three months ended September 30, 2017 and 2016:

(000’s, unless otherwise noted)	GMC		Topia		Corporate		Consolidated
	Q3 2017	Q3 2016	Q3 2017	Q3 2016	Q3 2017	Q3 2016	Q3 2017	Q3 2016
Cash operating costs[1]	$8,912	$7,118	$4,478	$2,386	$–	$–	$13,390	$9,504
G&A costs	–	–	–	–	2,289	995	2,289	995
Share-based compensation	–	–	–	–	318	304	318	304
Accretion	22	3	17	3	–	–	39	6
Sustaining EE&D costs	920	726	(87)	92	114	44	947	862
Sustaining capital expenditures	590	1,094	198	572	–	–	788	1,666
All-in sustaining costs	$10,444	$8,941	$4,606	$3,053	$2,721	$1,343	$17,771	$13,337
Silver equivalent ounces sold	769,485	708,366	312,966	156,239	n/a	n/a	1,082,451	864,605
AISC per Ag eq oz	$13.57	$12.62	$14.72	$19.54	n/a	n/a	$16.42	$15.43

1 Cash operating costs are reconciled to the Company’s financial statements in the cash cost per Ag eq oz table.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 39

The following table reconciles cash operating costs, net of by-product revenue, to AISC for the nine months ended September 30, 2017 and 2016:

(000’s, unless otherwise noted)	GMC		Topia		Corporate		Consolidated
	Sep 30, 2017	Sep 30, 2016	Sep 30, 2017	Sep 30, 2016	Sep 30, 2017	Sep 30, 2016	Sep 30, 2017	Sep 30, 2016
Cash operating costs[1]	$24,369	$21,496	$7,886	$7,989	$–	$–	$32,255	$29,485
G&A costs	–	–	–	–	5,262	3,427	5,262	3,427
Share-based compensation	–	–	–	–	1,060	794	1,060	794
Accretion	46	6	35	9	–	–	81	15
Sustaining EE&D costs	3,518	1,496	501	191	572	331	4,591	2,018
Sustaining capital expenditures	1,634	2,563	2,131	794	–	–	3,765	3,357
	29,567	25,561	10,553	8,983	6,894	4,552	47,014	39,096
Impact of change in functional currency[2]	–	(10)	–	(5)	–	(52)	–	(67)
All-in sustaining costs	$29,567	$25,551	$10,553	$8,978	$6,894	$4,500	$47,014	$39,029
Silver equivalent ounces sold	2,160,839	2,269,703	594,653	589,681	n/a	n/a	2,755,492	2,859,384
AISC per Ag eq oz	$13.68	$11.26	$17.75	$15.23	n/a	n/a	$17.06	$13.65

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining internal controls over financial reporting (“ICOFR”) to provide reasonable assurance in respect of the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS. On June 30, 2017, the Company acquired a Peruvian subsidiary which holds the CMC. Other than changes in the Company’s ICOFR associated with the acquisition of the CMC, there have been no changes that occurred during the three months ended September 30, 2017, that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial preparation and presentation.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is also responsible for the design and effectiveness of disclosure controls and procedures that are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, are made known to the Company’s certifying officers. There have been no changes that occurred during the three months ended September 30, 2017 that have materially affected, or are reasonably likely to affect the Company’s disclosure controls and procedures.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 40

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this document constitute “forward-looking statements” within the meaning of the United States "Private Securities Litigation Reform Act" of 1995 and “forward-looking information” within Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, addressing activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans”, “intends”, “expects”, “may”, “forecast”, “project”, “budgets”, “potential”, and “outlook”, or similar words, or statements that certain events or conditions “may”, “might”, “could”, “can”, “would”, or “will” occur. Forward-looking statements reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors, which may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

In particular, this MD&A includes forward-looking statements, principally under the section titled "Outlook", but also elsewhere in this document relating to estimates, forecasts, and statements as to management’s expectations, opinions and assumptions with respect to the future production of silver, gold, lead and zinc; profit, operating costs and cash flows; grade improvements; sales volume and selling prices of products; capital and exploration expenditures, plans, timing, progress, and expectations for the development of the Company’s mines and projects; the timing of production and the cash and total costs of production; sensitivity of earnings to changes in commodity prices and exchange rates; the impact of foreign currency exchange rates; expenditures to increase or determine reserves and resources; sufficiency of available capital resources; title to claims; expansion and acquisition plans; and the future plans and expectations for the Company’s properties and operations. Examples of specific information in this MD&A that may constitute forward-looking statements are:

•	The compilation and submission of technical information by CONAGUA, and CONAGUA’s review of such information is expected to continue to extend into 2018;:
•	Expectations that the current tailings footprint at the GMC can be maintained and can support operations at the GMC until at least 2020;
•	Expectations that permits associated with the use and expansion of the TSF at the GMC will be granted in due course, with no suspension of the GMC operations;
•	Expectations that the Topia Phase II TSF permit will be obtained without interruption of operations at Topia;
•	The expectation that on any mitigation measures that may arise from the PROFEPA audit of Topia may extend beyond 2017;
•	Expectations that any potential gaps in existing compliance associated with the ongoing environmental review of Topia’s operations will be capable of being addressed through a mitigation plan;
•	Expectations of the Company’s silver equivalent ounce production for 2017;
•	Expectations that AISC will reduce from the levels reported during 2017;
•	Guidance for cash cost and AISC for 2017;
•	Guidance for capital expenditures and EE&D expenses for 2017 and beyond for each of the Company’s operating mines and projects;
•	The Company’s plans for the CMC, including further evaluations of the current mine and processing infrastructure, mine rehabilitation and development in preparation for underground drilling and environmental studies;
•	Expectations that development in support of operations at the CMC could commence in 2018;
•	Expectations to complete a resource update for the CMC in the fourth quarter of 2017;

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 41

•	Expectations that cash flows from operations along with current net working capital will be sufficient to fund capital investment and development programs for 2017 and the foreseeable future;
•	Expectations regarding access to additional capital to fund additional expansion or development plans, or to undertake an acquisition;
•	Expectations in respect of permitting and development activities; and
•	The Company’s objective to acquire additional mines or projects in the Americas.

These forward-looking statements are necessarily based on a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies, as described below. These assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to, general business and economic conditions; the supply and demand for, deliveries of, and the level and volatility of prices of, silver, gold, lead and zinc; expected CAD, MXN and USD exchange rates; the timing of the receipt of regulatory and governmental approvals for development projects and other operations; that the Company will be able to satisfy the remaining conditions to the grant of SEMARNAT approval for the use of the Phase II TSF at Topia; costs of production, and production and productivity levels; estimated future capital expenditures and cash flows; the continuing availability of water and power resources for operations; the accuracy of the interpretation and assumptions used in calculating reserve and resource estimates (including with respect to size, grade and recoverability); the accuracy of the information included or implied in the various independently produced and published technical reports; the geological, operational and price assumptions on which these technical reports are based; conditions in the financial markets; the ability to attract and retain skilled staff; the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies; the ability to secure contracts for the sale of the Company’s products (metals concentrates); the execution and outcome of current or future exploration activities; that current financial resources will be sufficient for planned activities and to complete further exploration programs; the possibility of project delays and cost overruns, or unanticipated excessive operating costs and expenses; the Company’s ability to maintain adequate internal control over financial reporting, and disclosure controls and procedures; the ability of contractors to perform their contractual obligations; operations not being disrupted by issues such as mechanical failures, labour or social disturbances, illegal occupations and adverse weather conditions; that financial resources will be sufficient to fund new acquisitions, if any.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, changes in commodity prices; changes in foreign currency exchange rates; acts of foreign governments; political risk and social unrest; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; unanticipated operational difficulties due to adverse weather conditions; failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters; failure of counterparties to perform their contractual obligations; delays in obtaining necessary permits for extension of operations; inability to maintain or obtain permits for operations; deterioration of general economic conditions, and other risks described herein or in the Company’s most recent Form 40-F/AIF.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A. The Company will update forward-looking statements and information if and when, and to the extent required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 42

Further information can be found in the section entitled "Description of the Business - Risk Factors" in the most recent Form 40-F/AIF on file with the SEC and Canadian provincial securities regulatory authorities. Readers are advised to carefully review and consider the risk factors identified in the Form 40-F/AIF for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. It is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in the Form 40-F/AIF.

CAUTIONARY NOTE TO U.S. INVESTORS

This MD&A has been prepared in accordance with Canada securities regulations, which differs from the securities regulations of the United States. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are used in accordance with Canadian NI 43-101, however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all the mineral deposits in these categories will ever be converted into reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of Inferred Mineral Resources cannot form the basis of feasibility or other advanced economic studies. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 43